UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                         MERCANTILE STORES COMPANY, INC.
                                (Name of Issuer)

                        Common Stock, $.14 2/3 par value
                         (Title of Class of Securities)

                                   587533 10 0
                                 (CUSIP Number)




* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  587533 10 0

--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Minot Mercantile Corporation

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[     ]
                                                                    (b)[     ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZEN OR PLACE OF ORGANIZATION

                   Delaware

--------------------------------------------------------------------------------

                            5    SOLE VOTING POWER

                                 None

        NUMBER OF
                            ----------------------------------------------------
          SHARES            6    SHARED VOTING POWER

       BENEFICIALLY              10,484,875
                            ----------------------------------------------------

      OWNED BY EACH         7    SOLE DISPOSITIVE POWER

        REPORTING                None
                            ----------------------------------------------------
          PERSON            8    SHARED DISPOSITIVE POWER

           WITH                  10,484,875
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,484,875
--------------------------------------------------------------------------------

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        28.46%
--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------


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     This Statement on Schedule 13G (the  "Schedule  13G") relates to the tender offer by Dillard's, Inc. ("Dillard's"), a Delaware corporation, and MSC Acquisitions, Inc. ("MSC"), a Delaware corporation and wholly owned subsidiary of Dillard's, to acquire directly or indirectly all of the outstanding shares of Common Stock, par value $.14 2/3 per share, of Mercantile Stores Company, Inc. (the "Issuer"), at $80.00 per share.



Item 4.  Ownership

     (a) Pursuant to (i) the irrevocable option and the irrevocable proxy granted to Dillard's by Minot Mercantile Corporation ("Minot Corp.") pursuant to the Stockholders' Agreement dated as of May 16, 1998 by and among Dillard's, Minot Corp. and each of the other persons listed on the signature pages thereof, a copy of which is attached hereto as Exhibit A, (ii) the Agreement and Plan of Merger dated as of May 16, 1998 by and among Minot Corp., Dillard's and MMC Acquisition, Inc., a wholly-owned subsidiary of Dillard's (a copy of which is attached hereto as Exhibit B), providing for the merger (the "Merger") of MMC Acquisition, Inc. with Minot Corp., and (iii) the Proxy and Indemnification Agreement dated as of May 16, 1998 by and between Dillard's and Minot Corp. (a copy of which is attached hereto as Exhibit C) pursuant to which not less than 70% of all of the holders of Minot Corp.'s common stock have granted MMC Acquisition, Inc. an irrevocable proxy to vote their Minot Corp. shares in favor of the Merger, Minot Corp. may no longer be a beneficial owner of 10,484,875 shares of the Issuer (constituting 28.46% of the outstanding shares of the Issuer).

     (b) Percent of Class: 28.46%

     (c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote 0

         (ii) Shared power to vote or to direct the vote 10,484,875

         (iv) Sole power to dispose or to direct the disposition of 0

         (iv) Shared power to dispose or to direct the disposition of 10,484,875



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 25, 1998


By:   /s/ Minot K. Milliken
      ---------------------
      Name: Minot K. Milliken
      Title: Vice President




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                                  EXHIBIT INDEX

Exhibit                             Description
A Stockholders' Agreement, dated as of May 16, 1998, by and among Dillard's, Inc. and Minot Mercantile Corporation and each of the other parties listed on the signature pages of the Agreement


B
                  Agreement and Plan of Merger dated as of May 16, 1998 by and among Minot Mercantile Corporation, Dillard's, Inc. and MMC Acquisition, Inc., a wholly-owned subsidiary of Dillard's, Inc.


C
                  Proxy and Indemnification Agreement dated as of May 16,  1998
                  by   and   between   Dillard's,   Inc.  and  Minot  Mercantile
                  Corporation.

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